

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्याल
स्टेट बैंक भवन
मादाम कामा म
मुंबई 400 021

Shares & Bonds Department,
lame Cama Marg,
5348
2288 3888 / 2202 2678


05008865

क्रमांक / No.: CO/S&B/VR/2005/ 1517.   दिनांक / Date: 06.06.2005

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTOR

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/1512 dated the 06th June, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
192
SECTION

PROCESSED
JUN 13 2005
FINANCIAL

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर.एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/1512 दिनांक / Date : 06.06.2005

Dear Sir,

COMPLIANCE WITH TERMS OF LISTING AGREEMENT

We have to advise that the term of Shri Shantha Raju, Non-workmen Director on the Bank's Central Board came to an end on 19th May, 2005 and consequently he ceased to be Director on the Bank's Board.

2. Please acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)